Strategic Cooperation Agreement

On

Postal Delivery Service

Between

WEIFANG CHANGDA FERTILIZER CO., LTD.

And

CHINA POST LOGISTICS (SHANDONG) CO., LTD

Party A: Weifang Changda Fertilizer Co., Ltd.

Party B: China Post Logistics (Shandong) Co., Ltd.

Year   Month

Strategic Cooperation Agreement on Postal Delivery Service

Party A: Weifang Changda Fertilizer Co., Ltd.

Party B: China Post Logistics (Shandong) Co., Ltd.

Section One Principal of Cooperation

Both parties of this agreement agree to establish a long-term stable logistics partnership based on honest and close cooperation, and mutual benefit, mutual complementarily and common development principles. Both parties commit the prerequisite of the cooperation shall be complying with relevant laws and regulations of P.R. China; and to maintain good relations during the cooperation.

Section Two Scope of Cooperation

Party B is commissioned by Party A as the sole mail-order delivery agent in Shandong Province of Party A's fertilizer and series products under the brand of "Fengtai Wosida". Party A ensures not to sale (wholesale) any "Fengtai Wosida" series fertilizer products to any other entity or individual in the same area.

Section Three Rights and Obligations of Party A

1. The quality and packing of "Fengtai Wosida" series fertilizer supplied by Party A shall comply with relevant state laws and regulations. Fake and shoddy products are not allowed. The product shall comply with its formula as well as the state standard of compound fertilizer. Party A shall take full responsibility and handling problems timely in case of any personal or property damage to Party B or end user due to quality reasons of "Fengtai Wosida" series fertilizer.
Party A ensures to have full ownership and intellectual property rights of its "Fengtai Wosida" series fertilizer. In case of any product infringing liability, Party A shall bear all the economic and legal responsibilities and compensate Party B for its actual losses.

2. Party A shall strictly execute this agreement and its appendix and take relevant responsibility, ensure the quality as well as an adequate supply of "Fengtai Wosida" series fertilizer, except for force majeure.

3. Party A provides all valid documentation of "Fengtai Wosida" fertilizer and relevant product information, including general agent proxy for mail-order delivery, production license issued by relevant authorities of P. R. China, provincial approval number, etc.

4. Party A provides Party B the necessary advertising materials for marketing.

5. Party A assists Party B on implementation of the marketing, and provide Party B technical support and training courses.

Section Four Rights and Obligations of Party B

1. Party B is responsible for the delivery of "Fengtai Wosida" series fertilizer in Shandong Province and shall ensure the quality of the delivery service.

2. Party B shall pay for Party A's "Fengtai Wosida" series fertilizer in time.

3. Party B shall promote Party A's products, act on Party A's behalf to expand its business, and help Party A to increase its market share.

4. Party B shall assist Party A to conduct technology consultation and after sale services.

5. If Party A is found to sale "Fengtai Wosida" series fertilizer through other channels in Shandong Province, Party B is entitled to claim for financial compensation from Party A.

6. Party B shall sale the fertilizer at the price agreed by both parties and is not entitled to change the sales price without Party A's prior approval.

Section Five Price and Payment

During the agreement period, both parties may negotiate and sign supplementary agreement to this agreement concerning price and payment subject to market conditions. After approved by Party B, Party A can discuss with Party B's branches on marketing details.

Section Six Risks

1. Before unloading onto the site appointed by Party B and the handover procedure, Party A shall take the risks of any shortage and damage of "Fengtai Wosida" series fertilizer ordered by Party B.

2. In case of any shortage or damage risks, which even shall be taken by Party B pursuant to Term 1 Section Six, due to product or packing reasons, Party A shall take the responsibility on the losses.

3. After handover, Party B shall be responsible for the losses of decomposition, damage by rats or loses due to inappropriate storage.

Section Seven Transportation, Delivery and Inspection of "Fengtai Wosida" Series Fertilizer

1. Party A is responsible to transport "Fengtai Wosida" series fertilizer to the site appointed by Party B.

2. Upon the cargo arriving at the appointed site, Party B shall sign off the receipt after checking the quantity and packing. Party B shall mark clearly in the receipt on any quality difference or package in damaged condition, and inform Party A timely by telephone or fax. Party A shall delivery more products to fill in the quantity gap within one week since receiving the notice from Party B.

Section Eight Transfer of Rights and Obligations

Any transfer of the rights and obligations under this agreement by any party will only become effective with the other party's prior written consent.

Section Nine Confidentiality

Without written consent of the other party, any party shall not provide or disclose any material and information in related to the other party's business to any third party except the officers, attorney and auditor of each party, unless otherwise prescribed by law. Both parties commit that all their subsidiaries and employees will keep the business information provided to the other party under this agreement as confidential information.

Section Ten Default

Any failure to enforce or fully enforce any of the terms of this agreement will be deemed as default. Each party shall confirm if the default actually exists or not upon receiving the other party's written form information statement. If it is confirmed the default actually exists, the defaulting party shall correct the mistake within 20 days and send written inform to the other party; unless otherwise a written objection or information statement shall be sent to the other party within 20 days upon receiving the information statement on the default. In case of objection, the dispute shall be settled by negotiation between both parties; unless no settlement can be made, then the dispute shall be settled pursuant to the term of dispute settlement of this agreement. The defaulting party shall compensate for the other party's losses arose from its defaulting behavior.

Section Eleven Exceptions

In case of force majeure, both parties shall not take default liabilities on any failure to enforce or fully enforce any of the obligations under this agreement. However the party or both parties confronted with the force majeure shall inform the other party within 15 days and provide proves issued by relevant authority. In a reasonable period after elimination of the force majeure affecting, the party or both parties shall continue to execute the agreement.

Section Twelve Complaints and Claims

1. Party A shall timely and appropriately handle the complaints and claims due to the quality reasons of "Fengtai Wosida" series fertilizer.

2. Party B reserves the right to claim for financial compensation from Party A in case Party B's reputation is damaged because of Party A's delayed settlement to the complaints and claims.

Section Thirteen Duration and Termination

1. Duration of the Agreement:

This agreement shall become effective upon the signatures and stamps of the legal representative or authorized representative of both parties, and terminate at <u>December 27, 2012</u>.

2. Termination of the Agreement:

(1) Terminate at the expiration of the agreement.

(2) Both parties agree to terminate the agreement in case of no settlement can be made on one party's defaulting behavior.

(3) Automatically terminate in case of any party's insolvency due to its bankruptcy application, acceptance of creditors arrangement or being adjudged bankrupt.

(4) Termination of the agreement shall not exempt any party from its defaulting liabilities. The other Party will still be entitled to claim for relevant compensation.

Section Fourteen Dispute Settlement

The agreement shall be governed by, and construed in accordance with, the law of P. R. China. Any dispute arose from this agreement shall be settled by negotiation between both parties. In case no settlement can be made, both parties agree to adopt the following settlement No.__: 1. Submit the dispute to the local People's Court; 2. Submit the dispute to the local arbitration committee in the area in which Party A locates.

Section Fifteen Others

1. Any term or provision of this agreement which is invalid because of confliction with the current law or regulation of P. R. China but will not affecting the validity or enforceability of the entire agreement shall be negotiated and interpreted into new enforceable term by both parties, and shall not affect the validity and enforceability of rest part of the agreement.

2. Any amendment or revision of this agreement will only become effective with both parties' written consent.

3. A supplementary agreement or appendix on complement, explanation or interpretation would be signed through negotiations between both parties in regard with the matters that are not covered herein. Any supplementary agreement or appendix of this agreement is an integral part of the agreement, and has the same force of law with the agreement.

4. The agreement is in four copies, each party hold two copies and will become effective upon the signatures and stamps of the legal representative or authorized representative of both parties.

Party A (Name)	Party B (Name)
Representative Signature and Stamp	Representative Signature and Stamp
Signature of Qingran Zhu	**Seal of Jun Cui**
Official Seal of	**Special Seal for Contract of**
Weifang Changda Fertilizer Co., Ltd.	**China Post Logistics (Shandong) Co., Ltd.**
Address:	Address:
Telephone:	Telephone:
December 28, 2007	December 28, 2007

潍坊昌大肥料有限公司
山东中邮物流有限责任公司
邮政配送业务战略合作协议

甲方：潍坊昌大肥料有限公司

乙方：山东中邮物流有限责任公司

年　　月

邮政配送业务战略合作协议

甲方： 潍坊昌大肥料有限公司

乙方： 山东中邮物流有限责任公司

第一条 合作原则

甲乙双方在诚实守信、紧密合作的基础上，本着互惠互利、优势互补、共同发展的原则，建立长期、稳定的物流合作伙伴关系。双方承诺、合作以遵守国家相关行业管理法律法规为前提，并在合作过程中维护好双方的关系。

第二条 合作内容

甲方委托乙方为山东省区域内的"丰泰沃思达"牌肥料及其系列产品邮购配送唯一代理，甲方保证不再将"丰泰沃思达"肥料及其系列产品销售（批发）给区域内任何单位或个人。

第三条 甲方的权利和义务

1.甲方所提供产品"丰泰沃思达"牌系列肥料的质量和包装符合国家法律法规的规定，不得以假充真，以次充好。产品符和配方标准，符合复合肥料国家标准。因"丰泰沃思达"牌系列肥料产品质量原因造成的乙方或用户的人身、财产损害，甲方应当及时处理并承担全部责任。

甲方保证对其"丰泰沃思达"牌系列肥料产品享有完全的所有权和知识产权，如果甲方的 产品涉嫌侵权，则甲方应当承担全部的经济、法律责任并赔偿由此给乙方造成的实

际损失。

2. 甲方严格履行本合同及其附件并承担相应责任，在保证"丰泰沃思达"牌系列肥料质量的同时及时足量供应，但不可抗力的意外事故除外。

3. 甲方提供"丰泰沃思达"牌肥料合法的有效文件及相关产品资料，其中包括邮购配送的总代理委托书、中华人民共和国相关部门办理的生产许可证、省批准文号等所需文件。

4. 甲方为乙方提供市场开发所需宣传材料。

5. 甲方协助乙方具体实施推广，提供技术支持和业务培训。

第四条 乙方的权利和义务

1. 乙方负责山东省内"丰泰沃思达"牌系列肥料的配送工作，确保配送服务质量。

2. 乙方负责及时向甲方结算"丰泰沃思达"牌系列肥料的货款。

3. 乙方组织宣传甲方产品、代理甲方拓展业务，帮助甲方扩大产品的市场占有率。

4 乙方协助甲方做好技术咨询和售后服务工作。

5. 若乙方发现甲方通过其它渠道在山东省内销售及其系列产品，乙方有权就此向甲方要求经济补偿。

6. 乙方必须按双方协商确定的零售价格销售，不经甲方同意不得随意调整。

第五条 价格和结算

合同双方在合同期内可根据市场情况具体协商并签订补充协议。甲方经乙方同意后，可与乙方分公司就市场拓展事宜进行协商。

第六条 风险

1. 乙方所订的产品"丰泰沃思达"牌系列肥料在卸载、码放在乙方指定的场地，双方办理交接手续之前的短缺、损毁风险由甲方承担。

2. 根据本条第一款乙方承担风险范围内发生的产品短缺、损毁，属于因产品及产品包装本身原因引起的由甲方承担风险。

3. 乙方自收到甲方产品后保管不善造成的霉烂变质、鼠咬、丢失等损失由乙方负责。

第七条 产品"丰泰沃思达"系列肥料的运输和交接验收

1. 甲方负责将产品"丰泰沃思达"牌系列肥料运送到乙方指定地点。

2. 货物到乙方指定的地点，乙方派人领取，查验数量和包装，无异议签收；如发现数量不符或包装破损应在清单上注明，并及时电话或传真通知甲方，由甲方在接到通知一周内将货补齐。

第八条 权利和义务的转让

任何一方如转让本合同项下的权利和义务，须取得另一

方书面同意。

第九条 保密

未经对方书面许可，任何一方不得向双方的管理人员、律师、审计师以外的第三方提供或披露与对方业务有关的资料和信息，但法律另有规定的除外。对于双方依照本合同提供给对方的业务信息，双方承诺所属企业以及从事履行本合同的工作人员均按照本合同的规定承担保密责任。

第十条 违约责任

任何一方未履行或未充分履行本合同项下的任何一项条款均被视为违约。任何一方在收到对方的具体说明违约情况的书面通知后，如确认违约行为实际存在，则应在二十日内对违约行为予以纠正并书面通知对方；如认为违约行为不存在，则应在二十日内向对方提出书面异议或说明。在此情形下，甲乙双方可就此问题进行协商，协商不成的，按本合同争议条款解决。违约方应承担因违约行为而给守约方造成的经济损失。

第十一条 免责条款

因不可抗力导致甲乙双方或一方不能履行或不能完全履行本合同项下有关义务时，甲乙双方相互不承担违约责任。但遇有不可抗力的一方或双方应于不可抗力发生后十五日内将情况告之对方，并提供有关部门的证明。在不可抗力影响消除后的合理时间内，一方或双方应当继续履行合同。

第十二条 投诉索赔

1. 对于产品“丰泰沃思达”牌系列肥料质量原因造成的用户投诉索赔，甲方应及时妥善处理。

2. 如因甲方对用户投诉索赔处理不及时，造成乙方的名誉或经济损失，乙方保留向甲方索赔的权利。

第十三条 合同期限和终止

1. 合同期限：

本合同自双方法定代表人或授权代表签字并加盖公章后开始生效，有效期至2012年12月17日。

2. 合同终止：

（1）合同期满即刻终止。

（2）因一方违反本合同，经双方协商达不成一致意见，双方解除本合同。

（3）任何一方申请破产、接受债权人的安排，被裁定破产而造成无偿还能力时合同自动终止。

（4）合同的终止或解除不影响一方依据本合同要求另一方承担违约责任。

第十四条 争议的解决

本合同适用中国法律。双方因履行本合同发生的争议，应当友好协商解决。协商不成的，双方同意选择以下第 种方式解决：1、向当地人民法院起诉。2、向甲方所在地仲裁机构申请仲裁。

第十五条 附则

1. 本合同条款如与国家法律、行政法规发生冲突而无







效，但不致影响本合同继续履行的，双方应就该条款另行作出约定。但本合同的其他条款应继续履行。

2. 未经双方书面确认，任何一方不得变更或修改本合同。

3. 对于本合同未尽事宜，双方可签订补充合同或以附件的形式对本合同中的有关问题作出补充、说明、解释，本合同的补充合同和附件为其不可分割的一部分，与本合同具有同等法律效力。

4. 本合同壹式四份，双方各执两份，自甲乙双方法定代表人或授权代表签字并加盖公章之日起生效。

甲方（名称）：	乙方（名称）：
代表（或委托人）签章：	代表（或委托人）签章：
地址：	地址：
电话：	电话：
2007 年12月18日	2007 年11月18日